Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 10, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1758
                 Core Four 60/40 Retirement Portfolio, Series 3
                       File Nos. 333-223946 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1758, filed on March 27, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please provide a maturity policy for the fixed-income exchange-traded funds that may be included in the Trust's portfolio.

      Response: The prospectus has been revised in response to this comment.

Investment Summary -- Principal Investment Strategy

      2. In step 4 under the "Dividend Growth Sleeve" section, please clarify what is meant by "three-year average growth rates." Additionally, please revise the two bullets to clarify the language.

      Response: The prospectus has been revised in response to this comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren